

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 23, 2017

Carl Yeung
Chief Financial Officer
Qudian Inc.
15/F Lvge Industrial Building
1 Datun Road, Chaoyang District
Beijing, People's Republic of China

> **Re: Qudian Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted February 24, 2017**
> **CIK No. 0001692705**

Dear Mr. Yeung:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   Please identify the lead underwriter(s) on the prospectus cover page. Please note that we may defer further review of any amendment to your registration statement that does not include the name(s) of the lead underwriter(s).

3.   We note that use of currency translation in US$ is sporadic and uneven throughout the filing. Where you provide quantification in RMB which is the currency of the financial statements, please revise your disclosures to also include the US$ equivalent on a consistent basis.

4.   We note that the prospectus includes information from an industry report commissioned by you and prepared by Oliver Wyman Consulting (Shanghai) Ltd. Please file the report as an exhibit to this registration statement or provide us with your analysis supporting your determination that you are not required to do so. Please refer to Rule 408(a) of Regulation C.

Prospectus Summary, page 1

Overview, page 1

5.   Please revise the first paragraph of your disclosure to briefly and accurately describe the business you are engaged in, highlighting the revenue-generating aspects of your business. Please refer to Item 3 of Form F-1 and Item 503(a) of Regulation S-K for guidance. Please make similar revisions to the "Business" section of your disclosure starting on page 113. In addition, the disclosure in the second paragraph should describe how you are defining the market, geographically or otherwise, with respect to your leading market position of online providers of small cash credit products.

Risk Factors, page 15

Ant Financial provides services to us as to various aspects of our operations…, page 16

6.   We note your disclosure in the final paragraph stating that you "may also compete with existing and any future credit business of Ant Financial…[.]" Given that Ant Financial operates Alipay and has publicly stated its intention to expand into the online consumer credit market, please address all risks posed by Ant Financial acting as a direct competitor under a separately captured risk factor. In so doing, please disclose here, and elsewhere as appropriate, whether Ant Financial currently competes against you, and/or whether you foresee it doing so in the near-term. Please also discuss the impact such competition may have on the continued collaboration between you and Ant Financial, and the effect the cessation of such collaboration could have on your business operations.

If we are unable to maintain low delinquency rates for loans facilitated by us, our business and results of operations may be materially and adversely affected…, page 18

7.   In light of your disclosure at the end of the first paragraph stating that you intend to broaden your prospective borrower base, in an appropriate section of the filing please discuss your current borrower's credit profile and how you plan to expand it.

<u>We may be deemed as a lender or a provider of financial services by the PRC regulatory authorities, page 20</u>

8.   You disclose that making loans without utilizing small loan companies may render you a lender subject to supervision and restrictions on lending under applicable laws and regulations. Please disclose whether you continue to make loans without utilizing small loan companies and the percentage such loans represent as part of your total loan portfolio. Please disclose whether you plan to ultimately fund all loans through the small loan companies and the challenges that such undertaking may represent.

<u>Our small loan companies may not be able to provide sufficient amount in loans to support the growth of our business…, page 23</u>

9.   Please revise to disclose the specific nature of the rectification notice received by Fuzhou Microcredit in November 2016, in regard to the improvements and corrections needed as it related to the operating system and internal controls.

<u>The service fees we charge borrowers may decline in the future…, page 24</u>

10.   We note on page 82 that cash credit products provide only service income, which, as of September 30, 2016, comprised 90.7% of your total revenue. Please revise this risk factor to quantify the percentage of revenue derived from service fee income to help investors better assess the risk posed by a material decline in service fees.

<u>Fraudulent activity could negatively impact our results of operations…, page 28</u>

11.   Please revise your disclosure to discuss whether you have experienced any material business or reputational harm as a result of fraudulent activities in the past. If so and to the extent material, please quantify the amount(s) by which past fraudulent activities have increased your costs and expenses.

<u>We may be required to segregate our own assets from those assets of the institutional funding partners and borrowers, page 36</u>

12.   You disclose that you use your best efforts to separate your own assets from the assets of the institutional funding partners and borrowers by setting up bank accounts to monitor assets of each institutional funding partner. Please ensure that your discussion of Funding starting on page 120, clearly captures the flow of funds by providing context to this risk disclosure regarding the monitoring of the different bank accounts, as well as outlines the timing of payments by you, the institutional funding partners and the borrowers. For example, it is not clear whether these separate accounts are always funded or whether the risk of these assets being considered to be owned by you from a PRC legal perspective represent more of a seasonal risk.

Our corporate actions are substantially controlled by our principal shareholders…, page 45

13.   Please revise this risk factor to clarify that API (Hong Kong) Investment Limited, which owns a 12.5% interest in the company, is controlled by Ant Financial.

If the PRC government deems that the contractual arrangements…, page 46

14.   We note that the draft Foreign Investment Law, when it becomes effective, may materially impact the viability of your current corporate structure and operations. Because you currently rely on the VIE structure to effect control over the management of Beijing Happy Time Technology Development Co., Ltd., please revise this risk factor to add disclosure alerting investors that if you are ultimately considered a Foreign Invested Enterprise deemed to operate in a "restricted category" on any such "negative list," the effect of such a determination would also materially impact the value of your ADSs.

Our History and Corporate Structure, page 72

15.   Refer to your disclosure in the third paragraph. Please disclose whether you conduct your online business through all three websites, and if so, how they are differentiated.

16.   We note disclosure in the last paragraph stating that you are "in the process of establishing a new consolidated VIE…[and] expect to transfer certain of our business and assets in China to the new consolidated VIE and to utilize such VIE to undertake new business opportunities." Please revise your disclosure in this section to include a more detailed discussion about this process, including the reasons for the restructuring, the anticipated timing and the significance that the restructuring will have as compared to the current structure. Please refer to Item 4.A.4 of Form 20-F for guidance.

17.   Please provide brief narrative disclosure regarding the nature of activities each material Chinese subsidiary is engaged in. In this regard we note that, the principal activities of the Subsidiaries of the VIE identified on pages F-58-59 are described as technology, development and service, and sale of products. Please refer to Items 4.B.1 and 4.C of Form 20-F for guidance.

18.   Please refer to the graphical presentation on age 73. In footnote (1) you disclose that Mr. Luo holds 21.04% equity interests in Beijing Happy Time. We also note that Mr. Luo indirectly controls 26.3% of the company as disclosed in the Principal Shareholders table on page 156. To the extent that the equity holdings of the nine shareholders in Beijing Happy Time and in the company are different, please explain why and disclose what the differences in the percentages are.

Contractual Arrangements among Ganzhou Qufenqi and Beijing Happy Time and its Shareholders, page 74

19.   Please revise this section to discuss how your VIE structure would be affected if Ganzhou Qufenqi foreclosed on Beijing Happy Time's shareholders' equity interests, or exercised its option to purchase part or all of their equity interests in Beijing Happy Time. In addition, please describe the circumstances pursuant to which Ganzhou Qufenqi may exercise these rights.

20.   We note that in Note 1 to the financial statements (page F-14) you disclose that on February 15, 2017, Qudian Inc. agreed to provide unlimited financial support to the VIE for it operations. Please include similar disclosure here, as well as an explanation as to how the company will be able to provide such support given its holding company status and reliance on dividends and other distributions by its subsidiaries to fund its financial requirements. Refer to the first risk factor on page 51. Please file any related agreements as exhibits to the registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 80

Overview, page 80

21.   We note here and elsewhere that your reference to an "issue[] and list[ing of] asset-backed securities…on a private exchange in China in December 2016." Please revise to provide greater disclosure regarding your issuance of asset-backed securities, including the nature and type of assets underlying the asset-backed securities. In addition, please expand the last paragraph of the risk factor disclosure on page 22 to discuss whether engaging in asset-back securities transactions may trigger compliance with Regulation A-B and other applicable regulations and the effect that such compliance may have on your business.

Loan Performance, page 82

22.   Please revise to include tabular information which discloses the loans facilitated by type (i.e. credit and merchandise), the loans directly funded by the institutional investors, the loans funded by the company, and the loans transferred after initial funding to the institutional investors, as well as any other pertinent information (i.e. repayments, charge-offs, etc.) for each of the periods presented. The information presented should reconcile to the loan balances presented on the balance sheet for each period.

Delinquency Rate by Balance, page 83

23.   Please revise to disclose in tabular format the amount of delinquencies within the 0-30, 31-60, 61-90 and greater than 90 day categories at each reporting period for loans held. Please provide this disclosure by the types of loans – cash credit and merchandise credit. Similar information should also be provided in the notes to the financial statements.

24.   Please revise to disclose, in US$, the amounts of delinquencies for each period presented for each loan type. Also, disclose separately the amount of recoveries and amounts charged off for each period presented as well.

25.   Please revise to define "loan principal turnover ratio" and the significance of this disclosure.

26.   Please revise to disclose for each delinquency period presented, the total US$ amount of loans which have a portion of the loan principal and unpaid service fees, and are considered to be delinquent.

Operating Cost and Expenses, page 85

27.   Please revise the information presented in the table to separately disclose the related party expenses incurred in each period within each of the individual operating costs and expenses identified.

Cost of Revenue, page 85

28.   Please revise to provide a discussion of the nature, purpose, economics and terms of the loans received from the institutional funding partners. In addition, we note these loans are at differing interest rates as disclosed in Note 9 to the financial statements.

Critical Accounting Policies, Judgments and Estimates, page 88

Revenue recognition, page 88

29.   Please tell us in greater detail, the nature of the arrangements with the institutional investors, the insurance company and the borrowers to address whether you accounted for these agreements as a multiple element arrangement pursuant to ASC 605-25. There appear to be several deliverables which include facilitation services, post-facilitation services and other revenues for collection fees and late payment fees charged to borrowers, fees paid to the funding providers, as well as guaranties provided by the company. Please explain to us in detail the nature of the services provided under the arrangements identify each of the deliverables, the inputs, assumptions and methods used to determine the selling price of the deliverables and how the company allocates consideration and recognizes revenue and expenses under each of the deliverables. Please also provide us with the legal agreements entered into with all of the parties that address

each of the different types of arrangements and deliverables.

30.   As it relates to cash credit products, please address the following:

- Explain and disclose the contractual loan terms of the cash credit products offered indicating whether these products are similar to a revolving line of credit which can be utilized and paid down and utilized again;

- Explain and disclose the contractual terms entered into initially with the borrower and whether these terms can change during the life of the loan;

- Explain and disclose how the individual unsecured line of credit amount is determined for each borrower;

- Explain and disclose whether there are any restrictions on drawdowns under the unsecured lines of credit;

- Explain and disclose how the drawdowns are funded and at what point in time the unsecured lines of credit are transferred to the investor or are retained by the company;

- Explain and disclose how the amount of each individual borrower servicing fee is determined and address how these fees are paid and your process for determining the recognition of revenue taking into consideration that available cash and merchandise credit limits could potentially change during the life of the borrowing;

- Explain why there is no interest income reflected on these loans given that the effective interest method is utilized in accounting for these loans receivable;

- Explain and disclose whether there are any fees paid to the investor and identify when these fees are paid and by whom;

- Explain and disclose whether these cash credit product loans are rolled over upon maturity; and

- Explain and disclose whether the company has a guarantee liability for any principal or interest owed to the investor over the life of the borrowing and how these amounts are determined on an individual basis.

31.   As it relates to the merchandise credit products, please address the following:

- Please revise to provide a thorough and enhanced discussion of the "marketplace," specifically how a customer purchases products and whether they are required to be a pre-approved contractual borrower or is the marketplace available to any consumer;

- Explain and disclose the contractual terms of the of the merchandise credit products offered and indicate whether these terms can change during the life of the loan;

- Explain and disclose how the pre-approved loan amounts are determined;

- Explain and disclose how the amount of each individual borrower servicing fee is determined and address how these fees are paid and your process for determining the recognition of revenue;

- Explain and disclose how you account for the rebates received from the merchandise suppliers;

- Explain and disclose whether the Company receives a separate servicing fee or sales commission fee throughout the life of the loan if the borrower continues to utilize the available merchandise credit through utilization, then paydowns and subsequent utilization similar to a revolving credit line;

- Explain and disclose how the sales commission fees for each individual borrower purchase are determined and how these fees are received and the process for recognizing revenue;

- Explain and disclose whether there are any separate fees paid to the merchandise suppliers and who pays these fees and when;

- Explain and disclose how the merchandise product purchases are funded and when these funds owed are transferred to the investor or retained by the company;

- Explain and disclose whether these merchandise credit product loans are rolled over upon maturity; and

- Explain and disclose whether the company has a guarantee liability for any principal or interest owed to the investor over the life of the borrowing and how these amounts are determined on an individual basis.

Measurement of Share-Based Compensation , page 91

32.   Please revise to provide a history of the issuance of ordinary shares, including the number of shares issued and to whom as well as the terms and the fair value for each share issuance. In addition, provide information which identifies the share-based compensation expense recognized with these issuances.

33.   Please revise to provide a history of each of the different series issuances of preferred shares. This information should include but not be limited to, date of issuance, terms, purchasing party as well as the fair value.

Results of Operations, page 95

34.   Please revise to provide a discussion of the changes in financial position for the periods presented.

Operating cost and expenses, page 97

35.   Please revise your disclosures to address how the reduction in employee headcount during interim 2016 impacted each of the different operating costs and expenses.

Business, page 113

36.   We note that you classify yourselves as being an "online provider of small cash credit products," part of the "online consumer finance industry," and not as a "peer-to-peer" lender. However, in order to diversify your funding sources, you state that you have entered into arrangements pursuant to which you are facilitating loans funded directly by a consumer finance company and a trust company. To the extent that this diversification model signals a move towards a business model similar to the business conducted by peer-to-peer lenders, please provide us with your analysis as to why you do not believe that you classify as a "peer-to-peer" lender.

Our Market Leadership and Growth, page 114

37.   We note your disclosure with respect to the increase in the number of active borrowers. Since the repeat borrowers account for a substantial majority of your active borrowers (i.e., 75.4% of total active borrowers for the three months ended September 30, 2016), please revise your disclosure to also present the growth in the number of first time borrowers only.

Ant Financial Partnership, page 115

38.   Your "strategic partnership" with Ant Financial with "in-depth cooperation in multiple areas" of your business, "has contributed to the significant growth of your revenues and improvement of [y]our profitability…" (refer to last risk factor on page 16). You also appear to have entered into "a series of agreements relating to [y]our ongoing business cooperation and service arrangements with Ant Financial," including a joint venture involving the QuCampus and your arrangement with Zhima Credit, an affiliate of Ant Financial, providing you with credit reporting and modelling services, in addition to the services provided under the joint marketing agreement discussed on page 124.

- Briefly describe the origin of your business relationship with Ant Financial and identify and disclose the material terms and conditions of all relevant agreements, understandings or arrangements you have with Ant Financial. Given that your business seems to substantially depend on this arrangement, please file the agreements as exhibits to the registration statement, or provide us an analysis supporting your determination that you are not required to do so, in which case we ask that you provide us supplementally with copies of these agreements. Please refer to Item 601(b)(10) of Regulation S-K and Rule 418 of Regulation C for guidance.

- In light of the risk factor disclosure mentioned above, stating among other things that your business may become a direct competitor of any current or future credit business of Ant Financial, please ensure that you discuss how your business may be different than Ant Financial's credit business, the terms pursuant to which Ant may terminate any contractual arrangements with you, and any notice requirements what may apply.

- Please revise your Related Party Transactions disclosure on page 159 to accurately capture the nature of fees and amount of payments due or that have become payable relating to your arrangement with Ant Financial and Zhima Credit. In this regard, we note that you state that in 2015 and the nine months ended September 30, 2016 you recognized an aggregate of RMB44.2million of operating cost and expenses related to services provided by certain subsidiaries of Ant Financial. However disclosure related to related party balances and transactions on pages F-42, 67-69 represents different amounts and categories of fees.

- Expand your disclosure related to the QuCampus joint venture to clearly describe the current activities engaged by the joint venture, the nature of commitments required by both parties to the joint venture, how this arrangements compliments your business operations and how the joint venture is intended to be utilized in maximizing your earning potential. Please file the joint venture agreement as an exhibit to the registration statement.

Pricing, page 119

39.   Please revise the tabular information on page 120 to address the disclosure on page 118, which indicates that payments typically range from one to six weeks or from one to nine months for cash credit products and from one to 12 months and up to 24 months for merchandise credit products.

40.   Please revise to disclose how the tabular information presented is impacted by the funding agreements between the institutional investor and the trust company.

41.   Please revise to disclose whether there is any interest charged on these loans or if interest is considered when determining the range of service fees charged on the loans.

Funding, page 120

Institutional Funding Partners, page 120
Our Merchandise Suppliers, page 124

42.   You disclose that you rely on institutional partners to fund the loans you facilitate and
        that your institutional funding platforms include "P2P platforms, a consumer finance
        company, an asset management company, a trust company, and a factoring company."
        Please disclose the material terms of the "cooperative agreements [that you enter into]
        with most…institutional funding partners ...," describing among other things, whether
        you agree upon certain funding amounts, the nature and characteristics of the loans a
        funding partner is interested into investing, and any fees you are paid from the funding
        partners for facilitating the loans or vice versa, any fees you may owe the funding
        partners for funding your loans.   Given that the substantial majority of the loans appear
        to be funded by P2P platforms (refer to disclosure on pages F-35 and F-65), please revise
        your disclosure to identify the institutional funding partners upon which you appear to
        heavily rely for funding of loans you facilitate. In this regard, we note your risk factor
        disclosure on page 15, including disclosure on page 19 stating that you had "historically
        relied on one institutional funding partner to fund a substantial portion of loans facilitated
        by [you]." Please file the agreements as exhibits to the registration statement or provide
        us an analysis supporting your determination that you are not required to do so.

43.   In the last paragraph on page 120, you disclose that you group loans into portfolios and
        refer them to institutional partners. Please expand your disclosure to discuss how, in
        addition to the age of the borrower, you group them considering that the substantial
        majority of your products are cash credit products. In addition, please explain how the
        funding from the P2P platforms is accomplished–are the loans generated by you posted
        on the P2P platform? Who is identified as the borrower of those loans on the P2P
        platform? We may have additional comments following the review of your response.

44.   We note your illustration of the flow of funds related to loans which you transfer to
        institutional funding partners. This presentation, however, appears to oversimplify the
        actual funding process considering that: (i) funding arrangements are typically negotiated
        on a weekly or monthly basis; (ii) given the short-term nature of the loans, they may
        mature before you are able to transfer them to your institutional partners; and (iii) that
        certain loans in a portfolio may be returned to you and that you will refer these loans to
        other institutional funding partners. Please revise your narrative disclosure, as well as
        your graphical presentation, to accurately capture the full cycle of your loan
        origination/facilitation, transfer, collection, and timing discrepancies between when credit
        is extended to a borrower and a successful transfer of a loan is made. In addition, please
        disclose the percentage of your overall loans as the most recent reporting period that were
        transferred to institutional funding partners. Your disclosure should also describe the
        methods by which you reach out to your institutional funding partners: for example, is the
        process automated, do they have access to your loan database, and how is a loan transfer

approved or rejected.

45.   In regard to the loans transferred to a certain institutional funding partner, starting in October of 2015 and disclosed on page 121, please address the following:

- Disclose the amount of loans transferred under the insurance program with Zhong'an to the institutional investor during the periods presented;

- Disclose the deposits paid to Zhong'an during the periods presented and indicate how these amounts are determined, accounted for, reflected in the financial statements as well as what these deposits are for;

- Disclose the criteria for coverage of outstanding principals and fees by Zhong'an for borrower defaults;

- Disclose the amount paid by Zhong'an for borrower defaults of principals and fees during the periods presented;

- Disclose how the amounts received by Zhong'an are accounted for;

- Disclose the amounts paid by the Company for borrower defaults of outstanding principals and fees in excess of the amounts received from Zhong'an during the periods presented;

- Disclose how Company has determined the liability at each reporting period for the borrower default guarantees under these arrangements; and

- Disclose how the involvement with Zhong'an impacts the recognition of fee income.

46.   Refer to your disclosures on pages 122-123. Please expand your disclosure to describe how the direct funding of loans from the trust and the finance company is accomplished. For example, where are the borrowers applying for these loans and are they aware that the funding will be provided by a third party? Does the amount of the service fee reflect a percentage of the loan you facilitated? What is the range of that percentage? Further explain how funding your loans through your trust account is different from your other lending. We may have additional comments following the review of your response.

47.   In regard to the agreements between the institutional investor and the trust company, please address the following:

- Disclose the amount of loans funded under these types of arrangements during the periods presented;

- Disclose the amount of service fees received by the Company under these arrangements and how these amounts are determined and accounted for during the periods presented;

- Disclose the amounts paid by the company for borrower defaults to the institutional investor under the guarantee during the periods presented; and

- Disclose how company has determined the liability at each reporting period for the borrower default guarantees under these arrangements.

48.   In regard to the agreement between the company and the consumer finance company, please address the following:

- Disclose the amount of loans funded under this arrangement during the periods presented;

- Disclose the amount of service fees received by the company under this arrangement and how these amounts are determined and accounted for during the periods presented;

- Disclose the amounts paid by the company for borrower defaults to the consumer finance company under the guarantee during the periods presented; and

- Disclose how company has determined the liability at each reporting period for the borrower default guarantees under this arrangement.

QuCampus, page 124

49.   Please revise to provide a specific and thorough discussion of exactly what the business operations of QuCampus are and how revenues and costs are recognized. In addition, please provide us with evidence to support your accounting treatment that QuCampus should not be consolidated.

Stage 3: Credit Assessment and Pricing, page 127

50.   Please revise to clarify whether a borrower whose loan request is declined is prohibited from applying again, making sure to discuss, as appropriate, the mechanisms you have in place to prevent that person from reapplying using different and/or fraudulent information.

Stage 4: Credit Utilization, page 127

51.   Please disclose the time elapsed between a request for a draw down and funding of the loan.

Stage 5: Servicing and Collection, page 128

52.   You disclose elsewhere that your customer base largely comprises consumers without an established credit history and that you use debt collection services only under "exceptional circumstances. Please revise your disclosure regarding your three-step collection process to explain:

- the differences, if any, between the voice and text messages sent to delinquent borrowers in the first and second stages of the collection process and the effectiveness of this step as part of your collection services;

- how the second stage of your collection process, which involves your reporting delinquent borrowers to credit agencies, provides an effective method by which to collect on delinquent loans;

- the circumstances in which you would use a debt collection service and to the extent known, the percentage of loans you are able to collect through this method; and

- given the small size of your loans and large number of active borrowers, circumstances under which you may decide to forego collection if the cost of such services would be prohibitive.

Proprietary Data and Analytics, page 130

53.   Please revise this section to provide greater detail regarding the six main groups of information you use to evaluate a prospective borrower. For example, please describe the specific "behavioral characteristics" and "social connections" that you take into account. As appropriate, please provide illustrative examples, supplemented by quantified information where applicable, to explain how each criterion may affect, either favorably or unfavorably, a borrower's loan score.

Competition, page 132

54.   Please revise this section and elsewhere as necessary to quantify the size of your market share as well as those of your top competitors. Given the recent growth in China's Fintech business, seemingly low barriers to entry resulting in a large number of competitors targeting essentially the same online lending market, please expand your disclosure to better identify your direct competitors and the principal methods of competition (i.e., borrowers, funding sources). Refer to Item 4.B.7 of Form 20-F for guidance.

Seasonality, page 133

55.   Please revise to clarify and expand upon your disclosure regarding the periods of the year
        during which you typically experience upturns and downturns in consumer activity and
        what the related effect to you results of operation is. Please refer to Item 4.B.3 of Form
        20-F for further guidance.

Management, page 148

Employment Agreements and Indemnification Agreements, page 153

56.   We note that you intend to file a form of employment agreement as Exhibit 10.2. In light
        of your disclosure that you have entered into employment agreements with each of your
        executive officers, please file each employment agreement as an exhibit to the
        registration statement. Refer to Item 8.a of Form F-1 and Item 601(b)(10)(iii) of
        Regulation S-K.

Share Incentive Plans, page 153

2015 Share Incentive Plan, page 154

57.   Please explain to us how the company accounted for the virtual shares granted under the
        equity awards in 2015 and which were canceled and replaced by equity awards under the
        2016 Equity Incentive Plan. Further, explain how the amount of share based
        compensation expense was determined in 2015.

Principal Shareholders, page 156

58.   Please disclose whether the investment in the various series of preferred stock by your
        institutional investors was part of a private placement and the amount of capital raised
        through that transaction, including whether investment in such preferred securities
        granted the investors board representation rights. In this regard, we note that each of
        Phoenix Entities, Kunlun Group Limited, Source Code Accelerate L.P. and Blue Run
        Entities have a representative on the board of directors.

59.   To provide context to the disclosure at the end of footnote (1), please explain what the
        share entrustment agreement is, whether the third party consultant is considered to be a
        related party, and what consideration the holders will receive for canceling 15,814,019
        shares.

Related Party Transactions, page 159

60.	Please ensure that your disclosure here and on pages F-42, 67, 68 and 69 is consistent in connection with the disclosure obligations of Item 7.B. of Form 20-F. For example, there is no disclosure here related to any outstanding payments to Zhima Credit or employee advances. In addition, disclosure of transactions with key management and their immediate families should be disclosed on an individual basis. It is also unclear what the financing commitment from the shareholder of Qufenqi is and what payments you are expected to receive. Please revise your disclosure accordingly, and discuss whether you currently have or plan to adopt an internal policy with respect to related party transactions.

Taxation, page 182

People's Republic of China Taxation, page 182

61.	Refer to the disclosure at the end of the paragraph. Please identify and discuss any tax treaties or agreements between China and the U.S.

Notes to the Audited Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, F-19

Guarantee Deposits, page F-21

62.	Please revise to disclose how the guarantee deposits are determined. Please be specific and reference the GAAP accounting you relied upon to form your accounting policies.

Allowance for Loan Principal and Service Fee Receivables, F-21

63.	We note your reference to ASC 452-20, Loss Contingencies. Please revise to reference ASC 450-20, Loss Contingencies in your next amendment, or advise otherwise.

64.	Given your limited operating history, and your limited experience managing the allowance for loan principal and service fee receivables as disclosed on page 25 in Risk Factors, please tell us and revise your next amendment to expand your disclosures surrounding how you compute this allowance. For example, your disclosure on F-21 indicates that your historical loss experience is based on a roll rate model based on historical loss rates. Please provide a more robust and detailed discussion of how you compute this allowance. Your disclosure should discuss, as appropriate, but not limited to: (1) how you group loans with similar characteristics (e.g. geography, past-due status, internal risk ratings, etc.), (2) the time frames over which you evaluate loss experience, and (3) how qualitative factors impacted forecasted probable losses. Refer to ASC 310-10-50-11B.

65.	We note your accounting policy on F-21 that you charge-off loans when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined that it is uncollectable. We further note you had very low charge-offs in the periods presented, including zero charge-offs in the nine months ended September 30, 2016, despite the short-term nature of your loans. Please explain in detail the relationship between your charge-off policy and the lack of charge-offs in the periods presented despite the increases in the loan portfolio, nonaccrual loans, and the allowance for nonaccrual loan principal and service fee receivables.

Government Grants, F-23

66.	We note you included cash subsidies of RMB 730,000 in other income for the period ended December 31, 2015. Please tell us the cash subsidies included in other income for 2016, and your basis for accounting for these subsidies under US GAAP.

Note 4. Loan Principal and Service Fee Receivables, F-31

67.	Please revise your next amendment to include the disclosure requirements of ASC 310-10-50-14 through 20 related to impaired loans.

68.	Please revise your next amendment to include the disclosure requirements of ASC 310-10-50-28 through 30 related to credit quality indicators.

69.	Please revise to disclose the reasons the loan principal and service fees that have been transferred to the funding partners are not legally isolated under ASC 860.

70.	Please revise the information to separately disclose nonaccrual loan principal and nonaccrual service fee receivables separately for the periods presented. Similar separate disclosures should be presented for the aging as well as the movement of the allowance as well.

Note 5. Prepaid expenses and other current assets, page F-33

71.	Please revise to disclose the payment terms for the receivables from suppliers.

72.	Please revise to include a roll forward of the guarantee deposits held by Funding Partners, both the current assets and long-term assets portion, for the periods presented.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Marc Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Dilk, Staff Attorney at (202) 551-3427 or me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Chris Lin, Esq.